FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

 TORONTO, June 15, 2017

 Not for distribution to U.S. news wire services or dissemination in the United States.

FAIRFAX TO SELL A PORTION OF TEMBEC

 (Note: All dollar amounts in this press release are expressed in Canadian dollars)

Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announced that it has sold, through its subsidiaries, 3,122,050 common shares (the "Shares") of Tembec Inc. ("Tembec"), representing approximately 3.1% of the issued and outstanding Shares. The Shares were sold over the facilities of the Toronto Stock Exchange between June 12th and 15th at an average price of approximately $4.30 per Share. Fairfax, through its subsidiaries, continues to hold 14,235,644 Shares, representing approximately 14.2% of the issued and outstanding Shares.
Fairfax holds the Shares for investment purposes and, in the future, it may discuss with management and the board of directors of Tembec any of the transactions listed in clauses (a) to (k) of item 5 of 62-103F1 and may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares, in such manner as it deems advisable to benefit from changes in market prices of such securities, publicly disclosed changes in the operations of Tembec, its business strategy or prospects or from any sale, merger or other material transaction involving Tembec.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or directly from Fairfax.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

Fairfax's registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7.

For further information contact:   John Varnell, Vice President, Corporate Development, at (416) 367-4941